[CommScope Holding Company, Inc. Letterhead]

March 29, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Sarah Sidwell
Mr. Evan Ewing

Re:	CommScope Holding Company, Inc. Registration Statement on Form S-3 Filed on March 1, 2024 File No. 333-277582

Ladies and Gentlemen:

CommScope Holding Company, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 26, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed March 1, 2024. In connection with the response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”).

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Cover Page

1.          We note that there is no established public trading market for your preferred stock.  Accordingly, please revise your prospectus to disclose a fixed price at which the selling stockholders will sell the preferred stock. Refer to Item 501(b)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” In addition, Instruction 2 to Item 501(b)(3) provides that “[i]nstead of explaining the method on the outside front cover page of the prospectus, you may state that the offering price will be determined by a particular method or formula that is described in the prospectus and include a cross-reference to the location of such disclosure in the prospectus, including the page number.” The Company has updated the disclosure on the cover page of the prospectus contained in the Amendment to disclose that the price at which the Series A Convertible Preferred Stock may be resold is uncertain and will be determined as described in the section entitled “Plan of Distribution.”

Securities and Exchange Commission
March 29, 2024

The Company respectfully advises the Staff that because the Series A Convertible Preferred Stock may be resold to the public by the selling stockholders at various times and in various manners at prices that may be specifically negotiated with counterparties from time to time, it is impracticable for the Company to state in the Registration Statement the price that such Series A Convertible Preferred Stock will be sold to the public.

The section entitled “Plan of Distribution” has been revised in the Amendment to explain that “[w]hile there is no established public trading market for our Series A Preferred Stock, we believe the actual offering price in sales of our Series A Preferred Stock by the selling stockholders will be derived from the prevailing market price of our Common Stock at the time of any such sale.”

* * *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or would like further information regarding the foregoing, please contact Daniel Haaren of Cravath, Swaine & Moore LLP at (212) 474-1322.

Sincerely,

/s/ Justin C. Choi
Justin C. Choi
Senior Vice President, Chief Legal Officer and Secretary